

February 10, 2011

Michael G. Jamieson
Chief Executive Officer
MAM Software Group, Inc.
Maple Park, Maple Court, Tankersley
Barnsley, UK S75 3DP

> Re: **MAM Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 16, 2010**
> **File No. 000-27083**

Dear Mr. Jamieson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 31

1.   It appears that you have not provided the disclosure called for by Item 701(d) of Regulation S-K. Please advise.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control over Financial Reporting, page 57

2.   Please confirm to us that the date of your management's conclusion as to the effectiveness of your internal cover over financial reporting in your Form 10-K was as of June 30, 2010 and not June 30, 2009.

Item 10. Directors, Executive Officers and Corporate Governance, page 58

3.   Please provide the disclosure called for by Item 406 of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.

4.   We note your disclosure regarding the business experience of your directors. Please revise your disclosure to briefly discuss on an individualized basis the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please see Item 401(e) of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 62

5.   We note that other than the chief executive officer (and the two executive officers no longer with the company) you have included disclosure for only one other named executive officer. Item 402(m)(2)(ii) of Regulation S-K requires disclosure for the two most highly paid executive officers other than the chief executive officer. Please advise.

6.   You state in relevant part that your compensation philosophy includes the principles that compensation should be related to performance and that incentive compensation should be a greater part of total compensation for more senior positions. You further state your expectation is that "at risk" compensation levels generally exceed two thirds of anticipated compensation if bonus targets are met. Your disclosure, however, does not demonstrate how these principles were applied to compensation paid to your named executive officers. On the contrary, the summary compensation table reveals that compensation payments were based almost entirely on base salary in each instance. Please tell us whether and how compensation paid to your named executive officers related to company performance. Note that to the extent you include compensation discussion and analysis in the future, your disclosure should include an analysis of how the compensation elements, as well as the specific amounts under each element, were determined.

Summary Compensation Table for Fiscal Years 2010, 2009 and 2008, page 73

7.   You state in footnote 4 to the summary compensation table that the amount shown in the table for Mr. Trapp for the year ended June 30, 2010 reflects $128,333 earned for services between December 1, 2009 and June 30, 2010 "pursuant to a month to month verbal agreement." However, it appears from your disclosure elsewhere that you entered into a three-year employment agreement with Mr. Trapp effective July 1, 2010. Please advise.

8.   We note your reference in footnotes 5 and 6 to the table that the amounts shown reflect the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123R, which is inconsistent with your disclosure elsewhere and with the requirement that the amounts shown reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please advise.

Item 13. Certain Relationships and Related Transaction, and Director Independence

Transactions with ComVest Capital LLC and its affiliate, Commonwealth Associates LP

ComVest Capital LLC, page 84

9.   On page 80, you disclose that ComVest Capital LLC owns 8.98% of your common stock. The disclosure in this section, however, indicates that ComVest Capital LLC owns 10.79% of your common stock, including certain warrants held by Commonwealth Associates LP. Please advise.

Item 15. Exhibits, Financial Statement Schedules, page 91

10.   It appears that some of the exhibits that you have filed with the Form 10-K and listed in the exhibit index themselves omit certain other exhibits or schedules. Please explain to us why Exhibits 10.8, 10.19, 10.20 and 10.21 omit exhibits and schedules that are part of filed exhibits. Alternatively, please refile complete copies of these exhibits. Please see Item 601 of Regulation S-K.

11.   On page 88, you disclose that on May 15, 2008, ComVest agreed to grant you a waiver for a violation of a loan covenant and that you and ComVest entered into a Waiver and Amendment. This Waiver and Amendment, however, does not appear to be filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K even though it appears to be a material contact and even though you have filed other agreements with ComVest as exhibits. Please advise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9. Stockholders' Equity

Stock Awards and Grants, page F-38

12.   We note your disclosures that during the quarters ended September 30, 2008 and September 30, 2009 and on May 13, 2008, the Board approved the issuance of common stock to directors and certain employees under the Company's 2007 LTIP yet these shares were issued over a three year period. Tell us how you determined the grant date or measurement date of these shares. See ASC 718-10-25-5. As part of your response, please tell us when these shares begin to vest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief